FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 08 November 2017

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

GlaxoSmithKline plc (the "Company")

Board change

GSK today announces that Dr Patrick Vallance, President, R&D, has informed the Board of his intention to leave the company to become the UK Government's Chief Scientific Adviser and Head of the Government's Office for Science. He will be responsible for providing scientific advice to the Prime Minister and advising the Government on aspects of policy on science and technology.

He will leave GSK at the end of March 2018 to take up his new role.

The Company has today, in a separate announcement, appointed Dr Hal Barron as Chief Scientific Officer and President, R&D, GSK. Dr Barron will join GSK on 1 January 2018.

Since joining GSK in 2006 as Head of Drug Discovery, Dr Vallance has held roles of increasing responsibility within the Group's Pharmaceutical R&D organisation, becoming a member of GSK's executive team in 2010 and being appointed President, R&D, in 2012. He joined the Board in January 2017.

Under his leadership of Pharmaceuticals R&D, GSK has delivered a number of innovative new medicines to patients in areas including Respiratory, Oncology and HIV: a new portfolio of inhaled respiratory medicines that includes Trelegy, the only once-daily single inhaler triple therapy for COPD; Nucala, a first-in-class biologic therapy for severe asthma; two targeted therapies to treat metastatic melanoma, Tafinlar and Mekinist; and, in HIV, Tivicay and Triumeq. In the field of Rare Diseases, Strimvelis became the first ex-vivo stem cell gene therapy to be approved for patients with the very rare immunodeficiency disease ADA-SCID.

Dr Vallance played a pivotal role in GSK's strategy of re-personalising R&D, through the creation of Discovery Performance Units and put external partnership at the centre of GSK R&D - an approach that has led to collaborations with more than 1,500 organisations around the world, including the UK's Francis Crick Institute, the US National Institutes of Health, Wellcome Trust and UK Biobank. Dr Vallance was also instrumental in developing GSK's strategy to improve transparency around clinical trials and open science, including formation of the Tres Cantos Open Labs in Spain and the Open Targets Platform collaboration with EMBL-EBI and the Wellcome Trust's Sanger Institute.

Emma Walmsley, CEO, GSK, said: "Patrick has made a lasting contribution to GSK and helped deliver innovative medicines to patients around the world. His championing of science and ensuring a patient focus have brought him a dedicated followership throughout GSK. Personally, I have benefited from his advice and support, which I have enormously appreciated. I wish him every success in his new role, for which he is uniquely qualified."

Philip Hampton, Chairman, GSK, said: "On behalf of the Board I would like to thank Patrick for his contribution to the company, which has benefited from his approach to research and his medical expertise. His new role will enable him to demonstrate his broad talents and experience and I'm sure he will play a crucial role in enabling the UK to stay at the forefront of science."

Patrick Vallance, President, R&D, said: "I am hugely excited about this opportunity to serve the UK government at a time when science has never been more important to the UK's economy and future. Yet it has been a very difficult decision to leave GSK and the many talented scientists who work here to create innovative medicines that can make a real difference to patients' lives. I feel honoured to have played a part in that and I will miss the intelligence, warmth and passion of all the people who work in every part of R&D. I believe GSK has a very promising pipeline with great potential to positively build on the many medicines that GSK has successfully brought to patients in recent years. I wish Hal every success in leading the R&D organisation."

V A Whyte
Company Secretary

8 November 2017

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com.

GSK enquiries:
Global Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Spencer	+1 215 751 3335	(Philadelphia)
	Mary-Anne Rhyne	+1 919 483 0492	(North Carolina)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

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Notes

Remuneration

Dr Vallance is a voluntary leaver and therefore will not receive any severance payment when he leaves the Company.

Dr Vallance will continue to receive his base salary until he leaves GSK. He will also be eligible to receive a bonus for 2017 based on a combination of business and individual performance. Consistent with the Company's remuneration policy and relevant long-term incentive (LTI) plan rules approved by shareholders, as a voluntary leaver he will not receive any bonus for the portion of 2018 for which he is employed by GSK and any PSP and DABP matching awards which have not already vested prior to his departure will lapse when he leaves. In addition, he will not be eligible to receive any further LTI awards between now and when he leaves GSK.

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Risk factors' in the company's Annual Report on Form 20-F for 2016.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: November 08, 2017

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc